                               UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
                 ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

|X|      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

                      For the year ended December 31, 1997

                                       OR
|_|      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                         Commission File Number: 0-25544

                                 ---------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Miravant Medical Technologies
             7408 Hollister Avenue, Santa Barbara, California 93117

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Miravant Medical Technologies as Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

              Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan

              By:  /s/  John M. Philpott
                   --------------------------
                        John M. Philpott
                        Chief Financial Officer

Dated:   June 29, 1998

       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan
                  July 1, 1997 (Inception) to December 31, 1997



Plan Financial Statements (Unaudited):
   Statement of Net Assets Available for Benefits as of December 31, 1997.................................3
   Statement of Changes in Net Assets Available for Benefits for the Period
      from July 1, 1997 (Inception) to December 31, 1997..................................................4
   Notes to Financial Statements..........................................................................5

Supplemental Schedules:
   Item 27 (a) - Schedule of Assets Held for Investment Purposes..........................................8
   Item 27 (d) - Schedule of Reportable Transactions......................................................9


                                           Miravant Medical Technologies
                                       401(k)-Employee Stock Ownership Plan
                                  Statement of Net Assets Available for Benefits
                                                 December 31, 1997
                                                    (Unaudited)



Assets:
   Short-term investments....................................................                    $    1,870
   Employer contribution receivable..........................................                         6,880
   Miravant Medical Technologies common stock at fair value..................                        28,840
                                                                                       ---------------------
Total assets.................................................................                    $   37,590

Liabilities:
   Unsettled trade...........................................................                    $    1,930
                                                                                       ---------------------
Total liabilities............................................................                    $    1,930


Net assets available for benefits............................................                    $   35,660
                                                                                       =====================



See accompanying notes.

                          Miravant Medical Technologies
                      401(k)-Employee Stock Ownership Plan
            Statement of Changes in Net Assets Available for Benefits
            Period from July 1, 1997 (Inception) to December 31, 1997
                                   (Unaudited)




Additions to net assets attributed to:
  Participant contributions..................................................                    $     26,000
  Employer matching contributions............................................                          13,480
  Investment income:
    Net unrealized depreciation in fair value of investments.................                          (3,820)
                                                                                       -----------------------
Total additions..............................................................                          35,660

Net assets available for benefits............................................                    $     35,660
                                                                                       =======================



See accompanying notes.

                          Miravant Medical Technologies
       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan
                          Notes to Financial Statements
                                December 31, 1997

1.   Plan Description

     The Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan (the "Plan") was established to assist eligible employees of Miravant Medical Technologies (the "Company") to acquire and accumulate shares of common stock of the Company through payroll deductions. The following plan description provides only summary information, reference should be made to the plan document for more complete information.

     Substantially all employees of the Company having at least three months of employment with the Company (as defined in the Plan document) are eligible to participate in the Plan. The Plan provides that participants may elect to contribute from 1% to 6% of their compensation up to the maximum limits permitted by the Internal Revenue Code (the "Code"). The Code also places limits on the total amount which can be added to any employee's accounts for a given year which apply in aggregate to all retirement plans sponsored by the Company.

     Under the provisions of the Plan, participant contributions are invested by the trustee in the Company's common stock no later than the close of the third business day following the receipt of the participants contributions from the Company. Upon receipt of the participant contributions, but prior to the investment in the Company's common stock, the funds are temporarily invested by the trustee in short-term investments or U.S. Treasury obligations.

     Participants in the Plan become eligible for a discretionary Company matching contribution immediately upon enrolling in the Plan. All matching contributions are invested in the Company's common stock and the matching contribution percentage for each plan year is determined by the Company's Board of Directors prior to the start of the Plan year. The Company's matching contributions are made on a quarterly basis, and may be in the form of cash, shares of the Company's common stock, any other assets or any combination thereof. For the period from July 1, 1997 (Inception) to December 31, 1997 the Board of Directors directed the Company to contribute half of the amounts contributed by the participants. The amounts contributed by the Company during 1997 were made in the form of the Company's common stock. The employer's matching contribution is calculated using the closing market price on the last business day of each quarter.

     Participants become fully vested in the portion of the Company's matching contributions allocated to their accounts if employed by the Company upon the following: a) retirement ( on or after the age of 59 1/2),
     b) permanent disability, c) death, or d) after a designated time period according to thefollowing vesting schedule:

           Years of Service                            Vested Percentage
           ----------------                            -----------------

           Less than two years                                 0%
           Two years                                          10%
           Three years                                        30%
           Four years                                         60%
           Five or more years                                100%

     If a participant leaves the Company prior to retirement, the portion of his or her matching account which is not vested will be forfeited. Forfeitures are divided among the accounts of the remaining participants in accordance with specific conditions defined in the Plan. The Plan also contains a rehire provision whereby if a participant leaves the Company and is rehired before being separated from service for five years, the forfeited portion of the participants account will be restored.

     Common stock, plus cash for any partial share credited to a participant's account, will be distributed to the participant (or the participant's designated beneficiary or estate) in full, no later than 60 days after the end of the Plan year during which a participant becomes eligible for a distribution due to permanent disability, death, retirement, or termination of employment. Prior to termination of employment, shares can be distributed to a participant upon attaining age 59 1/2 while still an employee or for emergencies at the discretion of the Stock Purchase Plan Committee, as provided in the Plan document.

     The Plan's assets, which consist principally of the Company's common stock, are held in safekeeping for custodial purposes by an independent trustee. Contributions are managed by the trustee, which invests cash received and interest, and makes distributions to participants. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

     The Company currently expects to continue the Plan indefinitely and to continue to make contributions under the Plan. However, there is no contractual commitment requiring the Company to continue to make these contributions to the Plan. The Company's Board of Directors has the right to alter or terminate the Plan at any time and for any reason, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The accompanying financial statements are prepared on the accrual basis of accounting.

     Estimates and Assumptions

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates and such differences may be material to the financial statements.

     Participant Contributions

     Contributions are recorded when the Company makes payroll deductions from the Plan participants.

     Participant Withdrawals

     Participant withdrawals and payments made to terminated participants are recorded on the date distributions are made.

     Stock Purchases

     Stock purchases are made by the Plan's Trustee on the close of the third business day following receipt of the participant contributions from the Company.

     Investment Valuation

     The Plan's investments are stated at fair value. The closing market share price as of December 31 is used to value shares of the Company's common stock.

     Plan Expenses

     All of the plan expenses are paid for by the Company.

3.   Income Tax Status

     The Company has submitted a request for but has not yet received a favorable determination letter from the Internal Revenue Service. The Plan Administrator believes the Plan to be a qualified trust under Section 401(a) of the Code and, thus, is exempt from federal income taxes under
     Section 501(a) of the Code as of December 31, 1997. The Plan is required to operate in conformity with the Code and maintain its qualifications. The Plan Administrator is not aware of any events which would cause the Plan to become disqualified.

4.   Administrative Expenses

     Certain administrative functions are performed by officers or employees of the Company. No officers or employees receive compensation from the Plan. All expenses associated with establishment, operation and administration of the Plan are paid by the Company.

5.   Party-In-Interest Transactions

     The Company and the trustee are parties-in-interest with respect to the Plan under the provisions of ERISA. The records of the Plan indicate no party-in-interest transactions which are prohibited by ERISA Section 406 and for which no statutory or administrative exemption exists.

6.   Year 2000 Issue

     The record keeping and trustee function of the Plan are performed by a third-party service provider. In addition, the Company's payroll function which supplies data in support of these functions is also performed by a third-party service provider. These service providers have been actively addressing the impact of the Year 2000 Issue on their ability to continue to provide their services to the Company and are implementing any corrective actions necessary to insure that their systems will function properly with respect to dates in the Year 2000, and, thereafter. The Company does not believe, based on indications from these third-party service providers, that the Year 2000 Issue will pose significant operational or record keeping problems for the Plan.

                          Miravant Medical Technologies
       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan
          Item 27(a) - Schedule of Assets Held for Investment Purposes*
                                December 31, 1997



           Identity of Issuer             Description of Investment              Cost        Fair Market Value
----------------------------------------- ---------------------------------- -------------- -------------------
    Miravant Medical Technologies**       Common Stock (721 shares)           $     32,670       $      28,840




* Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of at any time before the last day of the Plan's fiscal year, with certain exceptions.

** Party-In-Interest

                          Miravant Medical Technologies
       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan
                 Item 27(d)-Schedule of Reportable Transactions*
                  July 1, 1997 (Inception) to December 31, 1997


                                                                                                 Current Value of
  Identity of Party                                        Purchase     Selling     Cost of     Asset on Transaction
       Involved              Description of Assets          Price        Price       Asset              Date
----------------------- -------------------------------- ------------- ----------- ----------- ---------------------
   Miravant Medical
    Technologies**      Common Stock
                        (13 Purchase Transactions)          $  26,000                $ 26,000              $ 26,000

   Sanwa Bank**         Short-term investments
                        (8 Purchase Transactions)            $ 10,470                $ 10,470              $ 10,470
                        (5 Sales Transactions)                            $ 8,600     $ 8,600               $ 8,600

   U.S. Treasury        U.S. Treasury
                        (9 Purchase Transactions)            $ 15,400                $ 15,400              $ 15,400
                        (9 Sales Transactions)                           $ 15,400    $ 15,400              $ 15,400



* Transactions in excess of five percent of the current value of the Plan's assets as of July 1, 1997, as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

** Party-In-Interest